UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-10972

(Check one): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2012

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________

PART I — REGISTRANT INFORMATION

FIRST FARMERS AND MERCHANTS CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

816 South Garden Street

Address of Principal Executive Office (Street and Number)

Columbia, TN 38402-1148

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

                As previously disclosed by First Farmers and Merchants Corporation (the “Registrant”) in a Current Report on Form 8-K filed on March 18, 2013, the Registrant’s financial statements at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 (the “Financial Statements”) included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 13, 2012 (the “2011 Annual Report”), will be restated to correct errors in accounting for the Registrant’s defined benefit post-retirement healthcare plan and the amortization of FDIC pre-paid insurance.  The facts requiring the restatement of the financial statements included in the 2011 Annual Report were identified during the Registrant’s year-end financial review in consultation with BKD LLP, the independent registered public accounting firm engaged by the Registrant to audit the consolidated financial statements of the Registrant and its subsidiaries for the year ended December 31, 2012.

                As a result of the restatement of the Financial Statements and because of corresponding revisions to the disclosure and financial statements to be included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Annual Report”), the Registrant was unable, without unreasonable effort or expense, to file the 2012 Annual Report by the March 18, 2013 filing deadline applicable to accelerated filers.  The Registrant is in the process of completing  the 2012 Annual Report and expects. to file it as soon as practicable after the above-referenced revisions are complete. The Registrant anticipates that it will file the 2012 Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Patricia P. Bearden	931	388-3145
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒  No ☐_____________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The Registrant anticipates that it will report an increase in net income of 8.7% for 2012 as compared to 2011, and an increase in earnings per share of 10% for 2012 as compared to 2011.

FIRST FARMERS AND MERCHANTS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 19, 2013                                                        By          /s/ PATRICIA P. BEARDEN

                                                                                                             Patricia P. Bearden, Treasurer